FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 27, 2004, titled “CN announces share repurchase program, declares fourth-quarter 2004 dividend”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces share repurchase program, declares
fourth-quarter 2004 dividend

MONTREAL, Oct. 27, 2004 — CN announced today that its Board of Directors has authorized a normal course issuer bid to purchase for cancellation up to 14 million, or approximately five per cent, of the common shares outstanding of the Company not held by its insiders on Oct. 15, 2004. An aggregate total of approximately 286.5 million common shares was issued and outstanding on that date.

The price CN will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees.

The share buy-back program – starting Nov. 1, 2004, and ending no later than Oct. 31, 2005 – will be conducted through the facilities of the Toronto and New York stock exchanges and will conform to their regulations.

Claude Mongeau, executive vice-president and chief financial officer of CN, said: “CN’s solid cash flow generation capacity has been enhanced by the acquisitions of the railroad and related holdings of Great Lakes Transportation and BC Rail earlier this year. With a strong balance sheet providing strategic flexibility, CN’s management and directors believe that this share buy-back program is timely and will support shareholder value creation.”

CN also announced today that its Board of Directors has approved a fourth-quarter 2004 dividend on the Company’s common shares outstanding. A quarterly dividend of nineteen and one-half cents (Cdn $0.195) will be paid on Dec. 31, 2004, to shareholders of record at the close of business on Dec. 10, 2004.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. References should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 28, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary